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SI 10027966 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANET BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BATTERY PLACE SUITE 7F
(No. and Street)

NEW YORK	NY	10280
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONAH MEER 212-945-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELL AND ETTINGER CPA'S
(Name – *if individual, state last, first, middle name*)

3001 AVENUE M	BROOKLYN	NEW YORK	11210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONAH MEER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANET BROKERAGE, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PATRICK P. SALISBURY
Notary Public, State of New York
No. 02SA5051790
Qualified in New York County
Commission Expires March 18, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANET BROKERAGE, LLC

(S.E.C. I.D. No. 8-51892)

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NY 11210

zellandettinger.com

Tel. (718) 692-1212
Fax (718) 258-2485

INDEPENDENT AUDITOR'S REPORT

To the Members of
Planet Brokerage, LLC
50 Battery Place, #7F
New York, New York 10280

We have audited the accompanying statement of financial condition of Planet Brokerage, LLC as of December 31, 2009 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planet Brokerage, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 22, 2010

PLANET BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Cash	$81,397
Receivables	1,618
Other Assets	273
TOTAL ASSETS	$83,288

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$ 6,360
TOTAL LIABILITIES	6,360
Members' Equity	76,928
TOTAL LIABILITIES AND MEMBERS' EQUITY	$83,288

The accompanying notes are an integral part of this statement

PLANET BROKERAGE, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commission income	$49,536
TOTAL REVENUES	49,536
EXPENSES	
Communications and data processing fees	720
Other expenses	46,092
TOTAL EXPENSES	46,812
NET INCOME	$ 2,724

The accompanying notes are an integral part of this statement

PLANET BROKERAGE, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Members' equity - January 1, 2009	$74,204
Net income	2,724
Members' equity - December 31, 2009	$76,928

The accompanying notes are an integral part of this statement.

PLANET BROKERAGE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income <loss>		$ 2,724
Adjustments to reconcile net income to net		
Cash used in operating activities		
Decrease in receivables	$11,576	
Increase in other assets	<28>	
Decrease in accrued payables	<3,700>	7,848
TOTAL CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		10,572
NET INCREASE IN CASH		10,572
CASH AT BEGINNING OF YEAR		70,825
CASH AT END OF YEAR		$81,397

SUPPLEMENTAL DISCLOSURES

None

The accompanying notes are an integral part of this statement

SUPPLEMENTARY INFORMATION

PLANET BROKERAGE, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2009

Credits		
Members' equity		$76,928
Debits		
Prepaid expenses	$ 273	
Receivable	1,418	
Total debits		1,691
Net capital before haircuts		75,237
Haircuts on securities		0
Net capital		75,237
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $6,360 or $5,000		<5,000>
Excess net capital		$70,237
Excess net capital at 1000%		69,237
Ratio of aggregate indebtedness to net capital		8%

Aggregate indebtedness

Accounts payable and accrued liabilities		$6,360

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

PLANET BROKERAGE, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Planet Brokerage, LLC ("the Company") is a New York Limited Liability Company that was formed on June 9, 1999, under the name jBroker, LLC. On January 1, 2006 the Company changed its name to Planet Brokerage, LLC. The Company was formed for the purpose of becoming a registered broker dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934.

On February 16, 2000 NASD Regulation Inc. granted the Membership application of the Company in the National Association of Securities Dealers, Inc. and the Company was given permission to commence operations on March 23, 2000. On February 9, 2001 the Company commenced operations.

Nature of Business

The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") conducting a general securities business.

The Company is primarily engaged as an agency broker seeking to match up parties to their appropriate counter parties, and assisting where necessary in the structuring of the transaction.

Due to the Company's business objectives it has not entered into, nor has it been required to enter into, any clearing agreements. Accordingly the Company does not hold any customer assets, nor is it engaged in any activities that would call it to so hold any customer assets. Should the Company require a clearing agreement it would be subject to approval by FINRA.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash & Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Other securities consist of a money market account.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Other Comprehensive Income

The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company's Statement of Operations equals comprehensive income.

NOTE 2 - OTHER ASSETS

Other assets consists of prepaid expenses.

NOTE 3 - TAXES

The single member limited liability company is not a taxpaying entity for federal and New York State income tax purposes, and thus no income tax expense has been recorded. It is taxed as a sole proprietorship, and thus the individual members are taxed on this income at their respective personal income tax rates. The income is subject to New York City Unincorporated business tax, and provisions are made for taxes at the statutory rates.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2009, the Company had net capital of $75,237 which exceeded requirements by $70,237.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NY 11210

zellandettinger.com

Tel. (718) 692-1212
Fax (718) 258-2485

To the Members of
Planet Brokerage LLC
50 Battery Place, #7F
New York, New York 10280

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Planet Brokerage LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Planet Brokerage, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Planet Brokerage LLC management is responsible for the Planet Brokerage LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [*if applicable*].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051892 FINRA DEC
PLANET BROKERAGE LLC 10*10
50 BATTERY PL APT 7F
NEW YORK NY 10260-1530

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/11/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ⊖

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ⊖

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PLANET BROKERAGE LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of FEBRUARY, 2010.

MANAGING MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,309
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	23,309
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 23,309
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NY 11210

zellandettinger.com

Tel. (718) 692-1212
Fax (718) 258-2485

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE (REPORTABLE CONDITIONS WERE NOT NOTED)

To the Members of
Planet Brokerage LLC
50 Battery Place, #7F
New York, New York 10280

We have audited the financial statements of Planet Brokerage LLC (the "Company") for the year ended December 31, 2009, and have issued our report thereon dated February 12, 2010.

In planning and performing our audit for the year ended December 31, 2009, we considered the Company's internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's basic financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17-a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NY 11210

zellandettinger.com

Tel. (718) 692-1212
Fax (718) 258-2485

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. Pursuant to our study, we did not find any weakness involving internal control that we considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Planet Brokerage LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed in surveillance by management.

This report is intended for the Board of Directors, Management and the FINRA, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger, CPA's
Brooklyn, New York
February 24, 2010